September 6, 2024

David Chan
Chief Financial Officer
Lanvin Group Holdings Ltd
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Ltd
           Form 20-F for the Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-41569
Dear David Chan:

       We have reviewed your September 3, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Form 20-F for the Year Ended December 31, 2023
Financial Statements
Consolidated statements of changes in equity, page F-7

1. We note your response to prior comment 2 and are unclear regarding the role of treasury shares in the transactions. Please tell us how these transactions qualify as treasury shares under IAS 32.33 and provide any applicable references to accounting literature that supports the basis for your conclusions.
 September 6, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing